                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No.3)*


                            LML PAYMENT SYSTEMS INC.
                               Formerly known as
                           LEISUREWAYS MARKETING LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, WITHOUT PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                 (502 08P 10 9)
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Van H. Archer, III
                            115 E. Travis, Suite 1427
                            San Antonio, Texas 78205
                                 (210) 222-0973
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                November 30, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.



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                                                                    Page 2 of 10


o The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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1.   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Robert Emerson Moore
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     SC, PF

--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [X]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY           7.       SOLE VOTING POWER
OWNED BY EACH REPORTING
PERSON WITH:                                     7,666
--------------------------------------------------------------------------------
                                        8.       SHARED VOTING POWER

                                                 5,086,018
--------------------------------------------------------------------------------
                                        9.       SOLE DISPOSITIVE POWER

                                                 7,666
--------------------------------------------------------------------------------
                                        10.      SHARED DISPOSITIVE POWER

                                                 5,086,018
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,086,018

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*          [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     27.4%

--------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON*

     IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     716377 Alberta Ltd.

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     SC, AF

--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY           7.    SOLE VOTING POWER
OWNED BY EACH REPORTING
PERSON WITH:                                  1,233,332
--------------------------------------------------------------------------------
                                        8.    SHARED VOTING POWER

                                              0
--------------------------------------------------------------------------------
                                        9.    SOLE DISPOSITIVE POWER

                                              1,233,332
--------------------------------------------------------------------------------
                                        10.   SHARED DISPOSITIVE POWER

                                              0
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,233,332

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*          [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.6%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     CO

--------------------------------------------------------------------------------

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1.   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Destiny Petroleum, Inc.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a)[ ]
                                                                          (b)[ ]

--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     SC

--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas, United States

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY           7.       SOLE VOTING POWER
OWNED BY EACH REPORTING
PERSON WITH:                                     3,695,347
--------------------------------------------------------------------------------
                                        8.       SHARED VOTING POWER

                                                 0
--------------------------------------------------------------------------------
                                        9.       SOLE DISPOSITIVE POWER

                                                 3,695,347
--------------------------------------------------------------------------------
                                        10.      SHARED DISPOSITIVE POWER

                                                 0
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,695,347

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*          [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.9%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     CO

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------



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                                                                    Page 6 of 10


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1.   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Lancia Investments, Ltd.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a)[ ]
                                                                          (b)[ ]

--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     SC, PF

--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY           7.       SOLE VOTING POWER
OWNED BY EACH REPORTING
PERSON WITH:                                     106,437
--------------------------------------------------------------------------------
                                        8.       SHARED VOTING POWER

                                                 0
--------------------------------------------------------------------------------
                                        9.       SOLE DISPOSITIVE POWER

                                                 106,437
--------------------------------------------------------------------------------
                                        10.      SHARED DISPOSITIVE POWER

                                                 0
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     106,437

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*          [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.57%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     CO

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------



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                                                                    Page 7 of 10


--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     719774 Alberta Ltd.

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

      SC, PF

--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY           7.       SOLE VOTING POWER
OWNED BY EACH REPORTING
PERSON WITH:                                     43,236
--------------------------------------------------------------------------------
                                        8.       SHARED VOTING POWER

                                                 0
--------------------------------------------------------------------------------
                                        9.       SOLE DISPOSITIVE POWER

                                                 43,236
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                                        10.      SHARED DISPOSITIVE POWER

                                                 0
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     43,236

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*          [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.23%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     CO

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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         This Amendment No. 3 to the Statement on Schedule 13D is filed jointly by Robert Emerson Moore, 716377 Alberta Ltd., Destiny Petroleum, Inc., Lancia Investments Ltd. and 719744 Alberta Ltd. (collectively the "Reporting Persons") pursuant to a joint filing agreement attached to this Schedule 13D as Exhibit 1. As described in Item 4 below, the Reporting Persons are filing this Amendment No. 3 to the Statement on Schedule 13D as a result of the exercise of the right to convert 883,283 shares of preferred stock of LHTW Properties Inc. into 3,533,132 shares of common stock without par value ("Common Stock") of LML Payment Systems Inc. (the "Issuer"), formerly known as Leisureways Marketing Ltd.


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                                                                    Page 8 of 10


     The Schedule 13D is amended as follows:

ITEM 1.  SECURITY AND ISSUER

         This statement relates to the Common Stock of the Issuer whose principal executive offices are located at 1330 River Bend Drive, Suite 600, Dallas, Texas 75247.

ITEM 2.  IDENTITY AND BACKGROUND

         No Amendment

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The source of funds for the preferred stock issued by LHTW Properties, Inc. (a subsidiary of the Issuer) to Destiny Petroleum, Inc. is the conversion to preferred stock of $883,283.00 of a $1,783,283.00 mortgage debt owed by LHTW Properties, Inc. to Destiny Petroleum, Inc. on real property located in Florida.

ITEM 4.  PURPOSE OF TRANSACTION

         On November 30, 2000, Destiny Petroleum Inc. converted 883,283 preferred shares of LHTW for 3,533,132 shares of the common shares of the Issuer pursuant to its rights.

         The Common Stock and preferred stock referred to herein were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect. The Reporting Persons reserve the right to discuss management decisions and other proposals with other persons. The Reporting Persons have no plans or proposals relating to the Issuer. The Reporting Persons may sell some or all of the shares of the Common Stock that it now holds in privately negotiated transactions, on the market or otherwise. The Reporting Persons do not have any current plans to acquire additional shares of Common Stock.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a)-(b) On the basis of information conveyed by the Issuer to the Reporting Persons on November 30, 2000, the Issuer has issued and outstanding 18,557,873 shares of Common Stock. On the basis of such disclosure, the shares of Common Stock beneficially owned by the Reporting Persons comprise 27.4% of the issued and outstanding shares of Common Stock.

         Each Reporting Person beneficially owns the aggregate number and percentage of Common Stock and has sole voting power, shared voting power, sole dispositive power, and shared dispositive power over the number of shares of Common Stock beneficially owned by such person as set forth below:

                            Shares Beneficially Owned

                                                             Sole           Shared        Sole            Shared
                              Aggregate                      Voting         Voting        Dispositive     Dispositive
Name                          Number         Percentage      Power          Power         Power           Power
----                          ----------     ----------      ----------     ----------    -----------     -----------
Robert E. Moore                5,086,018           27.4%          7,666      5,086,018          7,666      5,086,018
716377 Alberta Ltd.            1,233,332            6.6%      1,233,332              0      1,233,332              0
Destiny Petroleum              3,695,347           19.9%      3,695,347              0      3,695,347              0
Lancia Investments Ltd.          106,437           0.57%        106,437              0        106,437              0
719774 Alberta Ltd.               43,236           0.23%         43,236              0         43,236              0

(c) On November 30, 2000 Destiny Petroleum Inc. converted 883,283 shares of LHTW Properties Inc. into 3,533,283 shares of the Issuer pursuant to its rights.

(d) Not applicable.

(e) Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Destiny Petroleum, Inc. entered into a Debt Conversion Agreement dated December 22, 1995 with the Issuer and LHTW Properties, Inc., a subsidiary of the Issuer, wherein Destiny Petroleum, Inc. received 883,283 preferred shares in LHTW Properties Inc. in consideration of the conversion to preferred stock of $883,283.00 of debt owed by LHTW Properties Inc. to Destiny Petroleum, Inc. These preferred shares were converted into 3,533,132 shares of the Common Stock of the Issuer on November 30, 2000.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1 is a copy of the Written Agreement of the Reporting Persons as required by Rule 13d-1(f), relating to the filing of this Schedule 13D.

         Exhibit 2 is a copy of a written Debt Conversion Agreement between the Issuer and Destiny Petroleum, Inc. dated December 22, 1995, together with all amendments thereto, setting out the terms of the conversion of the shares of the preferred stock into


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                                                                   Page 10 of 10


shares of the Common Stock (incorporated by reference to the Schedule 13D filed by the Reporting Persons on August 26, 1998).


                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   December 6th, 2000


                                                  /s/ ROBERT EMERSON MOORE
                                                  -----------------------------
                                                  Robert Emerson Moore


                                                  716377 ALBERTA LTD.

                                                  By: /s/ ROBERT E. MOORE
                                                     --------------------------
                                                  Robert E. Moore
                                                  President

                                                  DESTINY PETROLEUM, INC.

                                                  By: /s/ ROBERT EMERSON MOORE
                                                     --------------------------
                                                  Robert Emerson Moore
                                                  President

                                                  LANCIA INVESTMENTS LTD.

                                                  By: /s/ ROBERT EMERSON MOORE
                                                     --------------------------
                                                  Robert Emerson Moore
                                                  President


                                                  719774 ALBERTA LTD.

                                                  By: /s/ ROBERT EMERSON MOORE
                                                     --------------------------
                                                  Robert Emerson Moore
                                                  President

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                   DESCRIPTION
-------                  -----------

   1 Written Agreement of the Reporting Persons as required by Rule 13d-1(f), relating to the filing of this
                         Schedule 13D.

   2                     Written Debt Conversion Agreement between the Issuer and
                         Destiny Petroleum, Inc. dated December 22, 1995, together with all amendments thereto, setting out the terms of the conversion of the shares of the preferred stock into shares of the Common Stock (incorporated by reference to the Schedule 13D filed by the Reporting Persons on August 26, 1998).

